BusinessWay Announces Sale of PC Division

MONTREAL,  Quebec May 19, 2003 - BusinessWay International  Corporation (OTCBB:BITL) today announced  the disposition of its entire Personal Computer division.

The Board  of Directors of BusinessWay and the majority shareholders have approved the transaction dated May 2,2003 for the disposition of all issued and outstanding shares of its Canadian wholly-owned subsidiary 3739007 Canada Ltd. and its subsidiaries.

Fabrice  Zambito, Chairman of BusinessWay said , " The PC market has for many years been very soft and competitive and therefore has resulted in continued losses for the Corporation. Based on the current market situation, the future outlook of this PC industry would continue to be a financial burden on the Corporation. This decision will enable us to move forward with our internet software division including "Dr. Medic.com" . As well the Corporation will continue to develop the energy division and move forward aggressively. "

Management believes the energy sector is potentially a positive direction and focus for the Corporation. This transaction allows the corporation to significantly accelerate the implementation of our energy sector projects and plans. Management believes that this will open many opportunities for the company to negotiate joint ventures or acquisitions.

For  additional information: www.businessway.com/investors

Contact:                                                                                               BusinessWay International Corporation
Departement d'Investisseurs
1480 rue Bégin
Saint-Laurent, Québec, Canada
H4R 1X1

Telephone: (514) 770-4222

Email : investorrelations@businessway.com

NB. Except for factual information contained herein, certain matters set forth in this press release are forward-looking statements that are subject to uncertainties, including, but not limited to, government regulation, taxation, spending,  competition general economic conditions and other risk factors.